Exhibit 99.1

UK: Total to acquire GDF SUEZ interest in Elgin Franklin

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, December 6, 2011 - Total, operator of the Elgin/Franklin fields in the British sector of the North Sea, announces the purchase of GDF SUEZ’s share in the two fields for an enterprise value of €590 million. This participation is held through a 22.5% interest in the company Elgin Franklin Oil & Gas (EFOG).

By giving Total control of the whole of the capital of EFOG, of which it previously held 77.5%, this acquisition increases its share in the Elgin/Franklin fields from 35.8% to 46.2%.

The partners in Elgin/Franklin will be as follows: EFOG (Total 100%) 46.2%; ENI 21.8%; BG 14.1%; E.ON Ruhrgas 5.2%; Esso Exploration & Production 4.4%; Chevron 3.9%; Dyas 2.2%; and Summit Petroleum 2.2%.

The transfer of GDF SUEZ’s share in EFOG to Total is expected to be effective before the end of 2011.

The Elgin/Franklin fields, including West Franklin, produce an average of 140 000 barrels of oil equivalent per day (boe/d).

Commenting on the acquisition, Patrice de Vivies, Senior VP E&P for Northern Europe, said: “We are a leading player in UK exploration and production. The Elgin and Franklin fields started producing in 2001 and account for 7% of the UK’s production. These are high pressure high temperature fields whose exploitation requires strong technological expertise. They still offer important development potential; for example, the second phase of West Franklin was launched in 2010 and two new platforms are being built at the moment, with start-up planned in 2013 with a production capacity of 40 kboe/d. This acquisition firmly reflects Total’s strategy of ongoing optimisation of its asset portfolio. In parallel, we have started in the UK a programme of divestment of non-strategic fields which we don’t operate.”

Total Exploration and Production in the UK

Total is present in the UK since 1962. In 2010, Total’s production in UK was 207 kboe/d representing 9% of Group hydrocarbon production.

Total is one of the most active oil and gas operators in the UK, where it continues to invest heavily. In addition to its £2.5bn Laggan-Tormore project, Total announced in 2010 the development of the Islay field, with first gas scheduled for early 2012, and West Franklin phase 2, with production expected to start in 2013.

Total E&P UK, which employs around 850 staff at its Aberdeen subsidiary in Scotland, has a portfolio which includes operatorship of the Alwyn Area fields, the Elgin/Franklin fields and the St Fergus Gas Terminal, together with a number of non-operated fields.

Operating in-line with sustainable development requirements, Total is committed to optimising safety and environmental performance and to contributing to the community in Scotland and the wider UK.

* * * * *

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Christine de CHAMPEAUX

Tél.: + 33 (0) 1 47 44 47 49

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com